Exhibit 99.1

MEDIA RELEASE

August 23, 2022

Algoma Steel and USW L2251 Reach Tentative Agreement

SAULT STE. MARIE, Ontario, August 23, 2022 — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or the “Company”) and United Steelworkers Local Union 2251 (“2251”), the union representing Algoma’s hourly employees, announced today that the parties have reached a tentative collective agreement. The USW Local 2251 bargaining committee is unanimously recommending the offer and the parties have agreed to extend the current contract until August 30, 2022, to allow for a ratification vote to occur. Voting is scheduled for August 25 and August 29, 2022. The Company will release details of the tentative agreement after the Union has held its information meetings with its members.

USW Local 2251 President Mike DaPrat remarked, “We are pleased to inform our membership that we have been able to negotiate a fair agreement with Algoma Steel. We believe that this agreement will serve our needs for the next five years. The negotiating committee wishes to thank its members for their continued support throughout the process.”

Commenting on the tentative agreement, Algoma President and Chief Executive Officer Michael Garcia said, “We are very encouraged to have reached an agreement with our union partners on a settlement that will allow us all to focus on serving our customers safely and reliably while transforming our business to electric arc steelmaking. This agreement avoids disruption to our operations and directs our attention to continuing the exciting momentum we have generated together on course to becoming a leading provider of green steel in North America.”

This agreement follows the agreement with the United Steelworkers Local 2724, the union representing its technical, professional, and front-line supervisory employees ratified on July 26, 2022.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding an anticipated new labour agreement with Algoma’s hourly employees, and Algoma’s transition to electric arc steelmaking, its future as a leading producer of green steel, and Algoma’s expected enhanced long-term profitability, cost-cutting initiatives, modernization of its plate mill facilities, transformation journey, investment in its people, processes, optimization and modernization, and growing capability and courage to meet the industry’s challenges. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,”

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

“anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should consider the risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Algoma’s Annual Report on Form 20-F, filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the company’s SEDAR profile at www.sedar.com) and with the Securities and Exchange Commission (the “SEC”) (available at www.sec.gov), as well as in Algoma’s current reports with the OSC and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. The Company’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, the Company has cost-cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is on a transformation journey. Algoma is investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on, position us firmly as your partner in steel.

About United Steelworkers Local 2251

A United Steelworkers Local representing 2171 hourly workers at Algoma Steel Inc.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

For more information contact:
Brenda Stenta	Mike DaPrat
Manager Communications & Branding	President
Algoma Steel Group Inc.	USW L2251
Phone: 705.206.1022	705.942.3900
E-mail: brenda.stenta@algoma.com	E-mail: pres2251@usw2251.ca

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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